As filed with  the Securities and Exchange Commission on February 29, 2008
                                                     Registration No. 333-144741

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          ----------------------------

                         POST-EFFECTIVE AMENDMENT NO. 1
                                       TO
                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                           PETROLEUM GEO-SERVICES ASA
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                       N/A
                   (Translation of issuer's name into English)

                                 --------------

                                Kingdom of Norway
            (Jurisdiction of incorporation or organization of issuer)

                          ----------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
               (Address, including zip code, and telephone number,
       including area code, of depositary's principal executive offices)

                                 --------------

                                James E. Brasher
                     Vice President and Senior Legal Counsel
                          Petroleum Geo-Services, Inc.
                              15150 Memorial Drive
                              Houston, Texas 77079
                                 (281) 509-8000
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                          ----------------------------

                                   Copies to:

     Gottfred Langseth             Joe S. Poff               Herman H. Raspe, Esq.
 Senior Vice President and     Baker Botts L.L.P.     Patterson Belknap Webb & Tyler LLP
  Chief Financial Officer        One Shell Plaza          1133 Avenue of the Americas
Petroleum Geo-Services ASA        910 Louisiana              New York, New York 10036
       Strandveien 4          Houston, Texas 77002
      N-1366 Lysaker
          Norway

                          ----------------------------

It is proposed that this filing become effective under Rule 466:
                                               |_| immediately upon filing.
                                               |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |_|

                          ----------------------------

--------------------------------------------------------------------------------
The Registrant hereby amends this Post-Effective Amendment No. 1 to Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Post-Effective Amendment No. 1 to Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Post-Effective Amendment No. 1 to Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            This Post-Effective Amendment No. 1 to Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS


                              Cross Reference Sheet


Item 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED


                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
1.   Name of Depositary and address of its principal executive     Face of Receipt -  Introductory and final paragraph.
     office
2.   Title of Receipts and identity of deposited securities        Face of Receipt  - Top center and introductory
                                                                   paragraph.

Terms of Deposit:
       (i)    The amount of deposited securities represented by    Face of Receipt  - Upper right corner and
              one American Depositary Share ("ADS")                introductory paragraph.
       (ii)   The procedure for voting, if any, the deposited      Reverse of Receipt  - Paragraph (14).
              securities
       (iii)  The collection and distribution of dividends         Reverse of Receipt - Paragraph (12).
       (iv)   The transmission of notices, reports and proxy       Face of Receipt  - Paragraph (9);
              soliciting material                                  Reverse of Receipt - Paragraphs (14) and (16).
       (v)    The sale or exercise of rights                       Reverse of Receipt - Paragraph (12).
       (vi)   The deposit or sale of securities resulting from     Face of Receipt - Paragraphs (3) and (4);
              dividends, splits or plans of reorganization         Reverse of Receipt - Paragraphs (12) and (15).

                                                                   Location in Form of American
                                                                   Depositary Receipt ("Receipt")
Item Number and Caption                                            Filed Herewith as Prospectus
-----------------------                                            ----------------------------
       (vii)  Amendment, extension or termination of the deposit   Reverse of Receipt - Paragraphs (21) and (22) (no
              agreement                                            provision for extensions).
       (viii) Rights of holders of Receipts to inspect the         Face of Receipt - Paragraph (9);
              transfer books of the Depositary and the list of     Reverse of Receipt - Paragraph (16).
              holders of ADSs
       (ix)   Restrictions upon the right to deposit or withdraw   Face of Receipt - Paragraphs (2), (3), (4) and (6);
              the underlying securities                            Reverse of Receipt - Paragraph (23).
       (x)    Limitation upon the liability of the Depositary      Face of Receipt - Paragraph (4);
                                                                   Reverse of Receipt - Paragraph (19).
       (xi)   Fees and charges which may be imposed directly  or   Face of Receipt - Paragraphs (3) and (6);
              indirectly on holders of ADSs

Item 2.       AVAILABLE INFORMATION                                Face of Receipt - Paragraph (9).

      The Company publishes the information contemplated in Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), on its internet website or through an electronic information delivery system generally available to the public in the Company's primary trading market. The electronic information delivery system the Company intends to use for the publication of such reports is Hugin (or any successor thereof). As of the date hereof the Company's internet website is www.pgs.com. The information so published by the Company may not be in English, except to the extent that the Company is required, in order to maintain its exemption from the Exchange Act reporting obligations pursuant to Rule 12g3-2(b), to translate such information into English (or provide summaries of such information in English) to the extent contemplated in the instructions to Rule 12g3-2(e). The information so published by the Company cannot be retrieved from the Commission's internet website, and cannot be inspected or copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Third Amendment to Deposit Agreement filed as Exhibit (a)(i) to this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 and is incorporated herein by reference.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 3.           EXHIBITS

      (a)(i) Form of Third Amendment to Deposit Agreement, by and among Petroleum Geo-Services ASA (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares evidenced by the American Depositary Receipts issued and outstanding under the terms of the Deposit Agreement, dated as of May 25, 1993 and as amended by the First and Second Amendments thereto. -- Filed herewith as Exhibit (a)(i).

      (a)(ii) Second Amendment to Deposit Agreement, dated as of July 20, 2007, by and among the Company, the Depositary and all Holders of American Depositary Receipts outstanding under the Deposit Agreement, dated as of May 25, 1993 as amended by the First Amendment to Deposit Agreement, dated as of April 24, 1997.
                  -- Filed herewith as Exhibit (a)(ii).

      (a)(iii) First Amendment to Deposit Agreement, dated as of April 24, 1997, by and among the Company, the Depositary and all Holders of American Depositary Receipts issued thereunder.*

      (a)(iv) Deposit Agreement, dated as of May 25, 1993, by and among the Company, the Depositary and all Holders of American Depositary Receipts issued thereunder.**

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. -- None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. -- None.

      (e)         Certificate under Rule 466. -- None.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. -- Previously filed.

----------
* Previously filed and incorporated by reference to Registration Statement on Form F-6 (Reg. No.: 333-10856).

** Previously filed and incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (Reg. No.: 33-61500).

Item 4.  UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of May 25, 1993, as amended by the First Amendment to Deposit Agreement, dated as of April 24, 1997, as further amended by the Second Amendment to Deposit Agreement, dated as of July 20, 2007, as proposed to be amended by the Form of Third Amendment to Deposit Agreement, by and among Petroleum Geo-Services ASA, Citibank, N.A., as depositary, and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of February, 2008.

                                    Legal entity created by the Deposit
                                    Agreement, dated as of May 25, 1993, as
                                    amended by the First Amendment to Deposit
                                    Agreement, dated as of April 24, 1997, as further amended by the Second Amendment to Deposit Agreement, dated as of July 20, 2007, as proposed to be amended by the Form of Third Amendment to Deposit Agreement, for the issuance of American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one (1) ordinary share, nominal value NOK 3 per share, of Petroleum Geo-Services ASA.

                                    CITIBANK, N.A., solely in its capacity as Depositary


                                    By: /s/ Susanna Ansala
                                        -----------------------------------
                                        Name:  Susanna Ansala
                                        Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Petroleum Geo-Services ASA certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Lysaker, Kingdom of Norway, on February 29, 2008.

                                    PETROLEUM GEO-SERVICES ASA



                                    By: /s/ Rune Olav Pedersen
                                        -----------------------------------
                                        Name:  Rune Olav Pedersen
                                        Title: General Counsel

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on February 29, 2008.


Signature                                    Title
---------                                    -----

                *                            Chairman
-----------------------------------
Jens Ulltveit-Moe


                *                            President and Chief Executive
-----------------------------------          Officer (Principal Executive
Svein Rennemo                                Officer)



                *                            Senior Vice President and Chief
-----------------------------------          Financial Officer (Principal
Gottfred Langseth                            Financial Officer)


                *                            Vice President and Chief Accounting
-----------------------------------          Officer (Principal Accounting
Christin Steen-Nilsen                        Officer)


                *                            Director
-----------------------------------
Harald Norvik


                *                            Director
-----------------------------------
Francis Gugen


                *                            Director
-----------------------------------
Holly Van Deursen


                *                            Director
-----------------------------------
Wenche Kjolas

Signature                                    Title
---------                                    -----

                *                            Director
-----------------------------------
Siri Beate Hatlan


                *                            Director
-----------------------------------
Dan Piette


/s/ Rune Olav Pedersen
-----------------------------------
Rune Olav Pedersen
Attorney-in-Fact


Authorized Representative in the U.S.


/s/ Donald J. Puglisi
-----------------------------------
    Donald J. Puglisi

                                Index to Exhibits



                                                                  Sequentially
Exhibit         Document                                          Numbered Page
-------         --------                                          -------------

(a)(i)          Form of Third Amendment to Deposit Agreement
(a)(ii)         Second Amendment to Deposit Agreement